SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

John C. Popeo

CommonWealth REIT

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 332-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS CommonWealth REIT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 22,000,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%

14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D/A

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1	NAMES OF REPORTING PERSONS Reit Management & Research LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) OO

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1	NAMES OF REPORTING PERSONS Reit Management & Research Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

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1	NAMES OF REPORTING PERSONS Barry M. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,031.239

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 4,031.239

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,031.239

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

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1	NAMES OF REPORTING PERSONS Adam D. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 4,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 6 of 14 Pages

This Amendment No. 3 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 12, 2012 and Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 26, 2013 (as amended, the “Schedule 13D”) by CommonWealth REIT (“CommonWealth”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”), is being filed to reflect a material decrease in the percentage of the common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”), beneficially owned by CommonWealth, due to the issuance of additional Shares by the Issuer on July 2, 2013, as more fully described below.

ITEM 1.                                     SECURITY AND ISSUER.

The class of equity securities to which this Amendment No. 3 relates is the Shares of the Issuer.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.                                     IDENTITY AND BACKGROUND.

The persons filing this statement are the Reporting Persons.  There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 3.                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated as follows:

On May 20, 2013, Barry M. Portnoy acquired 31.239 Shares pursuant to his participation in the Issuer’s dividend reinvestment plan (the “DRIP”).

On May 13, 2013, the Issuer, pursuant to the Select Income REIT 2012 Equity Compensation Plan, filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, dated March 12, 2012 (the “Equity Compensation Plan”), granted 2,000 Shares valued at $27.61, the closing price of the Issuer’s Shares on the New York Stock Exchange on that day, to each of Barry M. Portnoy and Adam D. Portnoy. The Share grants to Barry M. Portnoy and Adam D. Portnoy were a part of the Share grants made by the Issuer on the same date and in the same amount to each of its trustees pursuant to the Issuer’s trustee compensation arrangements, which such trustee compensation arrangements are filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated May 16, 2013.

On September 14, 2012, the Issuer, pursuant to the Equity Compensation Plan, granted 2,000 Shares valued at $24.84, the closing price of the Issuer’s Shares on the New York Stock Exchange on that day, to each of Barry M. Portnoy and Adam D. Portnoy.  The share grants to Barry M. Portnoy and Adam D. Portnoy were a part of the share grants made by the Issuer on the

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CUSIP NO. 81618T-100	Page 7 of 14 Pages

same date and in the same amount to each to its trustees pursuant to the Issuer’s trustee compensation arrangements.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 18,450 Shares.  These 18,450 Shares were acquired pursuant to the Issuer’s equity compensation plan for services to RMR or the Issuer, and include (i) 3,000 Shares granted to Mr. Popeo, who serves as the Treasurer and Chief Financial Officer of CommonWealth and the Issuer and is an officer of RMR, and (ii) 4,000 Shares granted to Mr. Lamkin, who serves as an independent trustee of CommonWealth, in his capacity as an independent trustee of the Issuer.

On February 16, 2012, CommonWealth transferred 251 of its properties to the Issuer, which was, at that time, a wholly owned subsidiary of CommonWealth.  In return, the Issuer issued to CommonWealth 22,000,000 Shares (including 1,000 Shares initially issued to CommonWealth on December 21, 2011) and a $400 million demand promissory note.

Also see Item 6 below.

ITEM 4.                                     PURPOSE OF TRANSACTION.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Persons.

ITEM 5.                                     INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)                   Amount beneficially owned and percentage of class:

As described in the Original Schedule 13D, CommonWealth beneficially owns 22,000,000 Shares.  As of July 2, 2013, these 22,000,000 Shares represent approximately 44.2% of the Issuer’s issued and outstanding Shares.

Neither RMR nor RMR Trust holds any Shares.  RMR, as manager of CommonWealth, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 22,000,000 Shares beneficially owned by CommonWealth, but each expressly disclaims any beneficial ownership of CommonWealth’s 22,000,000 Shares.

Mr. Barry M. Portnoy beneficially owns 4,031.239 Shares, and Mr. Adam D. Portnoy beneficially owns 4,000 Shares.  In their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 22,000,000 Shares beneficially owned by CommonWealth, but each expressly disclaims any beneficial ownership of CommonWealth’s 22,000,000 Shares.

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CUSIP NO. 81618T-100	Page 8 of 14 Pages

Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares, and RMR and RMR Trust beneficially own none of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned by CommonWealth that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by CommonWealth were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such Reporting Person would be approximately 44.2%.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 18,450 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)	Number of Shares as to which such person has:

	(i)	Sole power to vote or direct the vote:

		CommonWealth:	22,000,000

		RMR:	0

		RMR Trust:	0

		Barry M. Portnoy:	4,031.239

		Adam D. Portnoy:	4,000

	(ii)	Shared power to vote or direct the vote:

		CommonWealth:	0

		RMR:	0

		RMR Trust:	0

		Barry M. Portnoy:	0

		Adam D. Portnoy:	0

	(iii)	Sole power to dispose or to direct the disposition of:

		CommonWealth:	22,000,000

		RMR:	0

		RMR Trust:	0

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CUSIP NO. 81618T-100	Page 9 of 14 Pages

	Barry M. Portnoy:	4,031.239

	Adam D. Portnoy:	4,000

(iv)	Shared power to dispose or to direct the disposition of:

	CommonWealth:	0

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	0

	Adam D. Portnoy:	0

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by CommonWealth, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

(c)                  Transactions effected in the past sixty days:

Other than the acquisition of Shares by Barry M. Portnoy under the DRIP and the grant of Shares on May 13, 2013, each as described in Item 3 above, no transactions in Shares have been effected during the past sixty days by any of the Reporting Persons or the trustees, directors or executive officers, if applicable, of any Reporting Person.

(d)                No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

(e)                   Not applicable.

ITEM 6.                                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The Issuer was formed on December 19, 2011 as a real estate investment trust that is focused on owning and investing in net leased, single tenant properties.  On February 16, 2012, CommonWealth transferred 251 properties to the Issuer, and, in return, the Issuer issued to CommonWealth 22,000,000 Shares (including the 1,000 Shares initially issued to

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CUSIP NO. 81618T-100	Page 10 of 14 Pages

CommonWealth) and a $400 million demand promissory note.  The Issuer filed a registration statement on Form S-11 with respect to its initial public offering of Shares, which was declared effective by the SEC on March 6, 2012, at which time the registration of the Shares under the Act also became effective.  On March 12, 2012, the Issuer completed its issuance and sale of 9,200,000 Shares in its initial public offering (including 1,200,000 Shares sold pursuant to an underwriters’ over allotment option).  Giving effect to its initial public offering, the Issuer remains a subsidiary of CommonWealth, and three of the Issuer’s five trustees, including both of its managing trustees, are also Trustees of CommonWealth.

In connection with the Issuer’s initial public offering, CommonWealth and the Issuer entered into or amended various agreements and arrangements with each other and RMR, which provides management services to both CommonWealth and the Issuer, including:  (i) a transaction agreement between CommonWealth and the Issuer, which provides, among other things, that CommonWealth and the Issuer will cooperate to enforce the ownership limitations in its respective declarations of trust as may be appropriate to qualify for and maintain REIT tax status and otherwise to promote its respective orderly governance and future relations; (ii) a business management agreement between the Issuer and RMR, which provides, among other things, that under certain circumstances RMR may be entitled to an incentive fee payable in Shares, in addition to its cash compensation; (iii) a property management agreement between the Issuer and RMR; and (iv) an amendment to the business management agreement between CommonWealth and RMR (which such business management agreement has subsequently been amended and restated).

On December 11, 2012, the Issuer issued 8,050,000 additional Shares in an underwritten public offering (including 1,050,000 Shares sold pursuant to an underwriters’ option to acquire additional Shares).

On March 25, 2013, CommonWealth entered into the Registration Agreement with the Issuer, pursuant to which the Issuer agreed to, among other things, file a registration statement with respect to a possible public offering (an “Offering”) of up to all of the 22,000,000 Shares that CommonWealth owns (the “SIR Shares”), and CommonWealth agreed to pay all expenses incurred by the Issuer relating to the registration and sale of the SIR Shares in an Offering.  The Issuer’s obligation to register the SIR Shares for resale in an Offering is subject to certain conditions and may be terminated in certain circumstances, in each case, as described in the Registration Agreement.  The Issuer agreed to indemnify CommonWealth, CommonWealth’s officers, trustees and controlling persons, and CommonWealth agreed to indemnify the Issuer and the Issuer’s officers, trustees and controlling persons, against certain liabilities in connection with an Offering, including liabilities under the Securities Act of 1933, as amended; and the Issuer and CommonWealth also agreed to reimburse payments that the other may make in respect of those liabilities. The foregoing description of the Registration Agreement is not complete and is subject to and qualified in its entirety by reference to the Registration Agreement, a copy of which is attached as Exhibit 99.7 hereto, which is incorporated herein by reference.

The Issuer has an effective registration statement on Form S-3, which permits resales of the Issuer’s Shares by selling shareholders, pursuant to which, and subject to the terms of the

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registration agreement, CommonWealth may be able to sell the SIR Shares in a registered offering. However, CommonWealth has not made a decision to sell the SIR Shares at this time. Further, in connection with the Issuer’s underwritten public offering of its common shares on July 2, 2013, as further described below, CommonWealth agreed not to sell the SIR Shares prior to August 27, 2013 without the consent of the designated underwriter.

On July 2, 2013, the Issuer issued 10,500,000 additional Shares in an underwritten public offering and, consequently, CommonWealth will account for the SIR Shares under the equity method rather than treating the Issuer as a consolidated subsidiary.

For additional information relating to the relationships and other transactions among the Issuer, CommonWealth, RMR, the other Reporting Persons and other companies to which RMR provides management services and others affiliated with or related to them, please refer (1) (i) to CommonWealth’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC (including the portion of the sections captioned “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” and Note 10 to the notes to CommonWealth’s consolidated financial statements appearing therein, a copy of which portions is incorporated by reference as Exhibit 99.2 hereto); (ii) to the portion of the section captioned “Related Person Transactions and Company Review of Such Transactions” in CommonWealth’s definitive Proxy Statement for the 2013 Annual Meeting of Shareholders held on May 14, 2013, dated February 25, 2013, a copy of which portion is incorporated by reference as Exhibit 99.2 hereto; and (iii) to the excerpt from Item 8.01 appearing in CommonWealth’s Current Report on Form 8-K filed with the SEC on March 18, 2013, a copy of which excerpt is incorporated by reference as Exhibit 99.2 hereto, and (2) to CommonWealth’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed with the SEC (including the portion of the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” and Note 14 to the notes to CommonWealth’s condensed consolidated financial statements appearing therein that appear in Exhibit 99.8 hereto). Exhibits 99.2 and 99.8 are incorporated herein by reference. The information contained in Exhibits 99.2 and 99.8 is presented as of the respective dates the documents, as identified in the respective Exhibits, were filed with the SEC.

Also, see Item 3, Item 4 and Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Joint Filing Agreement, dated as of September 21, 2012, by and among CommonWealth, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to Exhibit 99.1 of the Original Schedule 13D dated September 21, 2012, File No. 005-86986.)

Exhibit 99.2

Selected sections from CommonWealth’s filings with the Securities and Exchange Commission as incorporated by reference into Item 6 of this Amendment No. 3. (Incorporated by reference to Exhibit 99.2 of Amendment No. 2 to Original Schedule 13D dated March 26, 2013, File No. 005-86986.)

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CUSIP NO. 81618T-100	Page 12 of 14 Pages

Exhibit 99.3

Transaction Agreement, dated March 12, 2012, between CommonWealth REIT and Select Income REIT. (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

Exhibit 99.4

Amended and Restated Business Management Agreement, dated as of December 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.1 to Select Income REIT’s Current Report on Form 8-K dated December 12, 2012, File No. 001-35442.)

Exhibit 99.5

Property Management Agreement, dated as of March 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.4 to Select Income REIT’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.6

First Amendment to Property Management Agreement, dated as of December 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.2 to Select Income REIT’s Current Report on Form 8-K dated December 12, 2012, File No. 001-35442.)

Exhibit 99.6

Amended and Restated Business Management Agreement, dated as of December 11, 2012, by and between CommonWealth REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated December 13, 2012, File No. 001-09317.)

Exhibit 99.7

Registration Agreement, dated March 25, 2013, by and between CommonWealth REIT and Select Income REIT. (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to the Original Schedule 13D dated March 26, 2013, File No. 005-86986.)

Exhibit 99.8	Selected sections from CommonWealth’s filings with the Securities and Exchange Commission as incorporated by reference into Item 6 of this Amendment No. 3. (Filed herewith.)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2013
(Date)

COMMONWEALTH REIT

/s/ John C. Popeo
(Signature)
John C. Popeo, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

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CUSIP NO. 81618T-100	Page 14 of 14 Pages

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001